January 10, 2011

Via EDGAR

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals

Form 10-K for the Fiscal Year Ended December 26, 2009

Form 10-Q for the Quarterly Period Ended September 25, 2010

File No. 000-04829

Dear Mr. Rosenberg:

On behalf of Nabi Biopharmaceuticals (“Nabi”), set forth below are Nabi’s responses to the comment set forth in your letter dated December 30, 2010 relating to Nabi’s Form 10-K for the Fiscal Year Ended December 26, 2009 and Nabi’s Form 10-Q for the Quarterly Period Ended September 25, 2010 (the “10-Q”). The comment from that letter is set forth below in italics and is followed immediately by Nabi’s response.

Notes to Condensed Consolidated Financial Statements

Note 9 Licenses and Revenue Arrangements, page 13

Regarding your PentaStaph and NicVAX agreements, you disclose that you are recognizing the upfront payments from GSK ratably over the period of your performance obligations contained in the agreement, including participation on a joint steering committee. Please revise your disclosure to specifically identify the period over which you are recognizing the upfront payments.

As you indicated, in Note 9 of the 10-Q, we disclosed the following basis for recognizing revenue arising from the PentaStaph and NicVAX agreements: “We are recognizing the upfront payment from GSK ratably over the period of our performance obligations contained in the agreement, including participation on a joint steering committee. We will recognize revenues related to the substantive milestones in the periods we accomplish them.”

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 11, 2011

Under Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 15 of the 10-Q we provided the following disclosure intended to inform the reader about the rate and period of revenue recognition under both agreements for the three-month period ended September 25, 2010: “Revenue in 2010 reflects amounts recognized under the PentaStaph and NicVAX agreements with GSK, including amortization of the upfront fees that are being recognized as revenue ratably over the terms of the joint steering committees created under these agreements. This includes $2.6 million from the initial $21.5 million payment received from GSK for PentaStaph and $0.6 million from the initial $40.0 million payment from GSK for NicVAX.” Similarly, on page 15 we stated the following with respect to the nine-month period ended September 25, 2010: “Revenue in 2010 reflects amounts recognized under the PentaStaph and NicVAX agreements with GSK, including amortization of the upfront fees that are being recognized as revenue ratably over the terms of the joint steering committees created under these agreements. This includes $10.5 million from the initial $21.5 million payment received from GSK for PentaStaph and $1.5 million from the initial $40.0 million payment from GSK for NicVAX.”

On a quarterly basis we intend to re-evaluate the period of our performance obligations under the PentaStaph and NicVAX agreements to determine whether any change in the period and the rate of revenue recognition under the PentaStaph and NicVAX agreements is appropriate. In connection with the preparation of our Annual Report on Form 10-K for the year ended December 25, 2010 and the Quarterly Reports on Form 10-Q to be prepared thereafter, we intend to follow the same process. In addition to our disclosure in MD&A, we undertake to indicate in the notes to the financial statements included in those reports the periods during which we have determined we will recognize revenue arising under the PentaStaph and NicVAX agreements. It should be recognized that those periods are likely to change over time.

Please let us know if this resolves the Staff’s comment.

In connection with Nabi’s responses to the comment, Nabi acknowledges:

• Nabi is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Nabi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (301) 255-6830 if you have any questions regarding the foregoing or require any additional information.

Sincerely,

/s/ Raafat E.F. Fahim, Ph.D.

Raafat E.F. Fahim, Ph.D.

President and Chief Executive Officer